Attachments/Exhibits

Item 77D Policies with respect to security investments

At a joint special meeting of the Registrants stockholders and the stockholders of Ares Multi-Strategy Credit Fund, Inc.
held on July 14, 2015 (the Special Meeting), stockholders approved amendments to certain of the Registrants fundamental investment restrictions and 80% investment policies (together, the Proposals). The Proposals are described in the Joint Proxy Statement/Prospectus, dated June 15, 2015, for the Special Meeting.

Effective upon the stockholders approval of the Proposals, the Registrants non-fundamental investment policy with respect to investments in collateralized loan obligations (CLOs) was amended to read as follows:

Under normal market conditions, the Registrant will not invest more than (i) 30% of its Managed Assets in securities issued by entities commonly referred to as CLOs (CLO
Securities) and other asset-backed securities, or (ii) more than 7.5% of its Managed Assets in subordinated (or residual) tranches of CLO Securities. The Registrant can invest in investment grade and below investment grade rated CLO
Securities.

This change in investment policy represents an increase in the Registrants ability to invest in CLO Securities and other asset-backed securities from 20% of Managed Assets to 30% of Managed Assets and an increase in the Registrants ability to invest in subordinated (or residual) tranches of CLO Securities from 0% to 7.5% of Managed Assets. Managed
Assets means the total assets of the Registrant (including any assets attributable to any preferred shares that may be issued or to indebtedness) minus the Registrants liabilities other than liabilities relating to indebtedness. This change in investment policy also permits the Registrant to invest in below investment grade rated CLO Securities.

To the extent the Registrant invests more of its Managed Assets in CLO Securities, or invests its Managed Assets in below investment grade CLO Securities or subordinated (or residual) tranches of CLO Securities, it may have greater exposure to the risks associated with those securities. See Risk Factors below.

Risk Factors

CLO Securities Risk. CLOs issue securities in tranches with different payment characteristics and different credit ratings. The rated tranches of CLO Securities are generally assigned credit ratings by one or more nationally recognized statistical rating organizations. The subordinated (or residual) tranches do not receive ratings. Below investment grade tranches of CLO Securities typically experience a lower recovery, greater risk of loss or deferral or non-payment of interest than more senior tranches of the CLO.

The riskiest portion of the capital structure of a CLO is the subordinated (or residual) tranche, which bears the bulk of defaults from the loans in the CLO and serves to protect the other, more senior tranches from default in all but the most severe circumstances. Since it is partially protected from defaults, a senior tranche from a CLO typically has higher ratings and lower yields than the underlying securities, and can be rated investment grade. Despite the protection from the subordinated tranche, CLO tranches can experience substantial losses due to actual defaults, increased sensitivity to defaults due to collateral default and disappearance of protecting tranches, market anticipation of defaults and aversion to CLO Securities as a class. The risks of an investment in a CLO depend largely on the collateral and the tranche of the CLO in which the Registrant invests.

The CLOs in which the Registrant invests may have issued and sold debt tranches that will rank senior to the tranches in which the Registrant invests. By their terms, such more senior tranches may entitle the holders to receive payment of interest or principal on or before the dates on which the Registrant is entitled to receive payments with respect to the tranches in which the Registrant invests. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a CLO, holders of more senior tranches would typically be entitled to receive payment in full before the Registrant receives any distribution. After repaying such senior creditors, such CLO may not have any remaining assets to use for repaying its obligation to the Registrant. In the case of tranches ranking equally with the tranches in which the Registrant invests, the Registrant would have to share on an equal basis any distributions with other creditors holding such securities in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant
CLO. Therefore, the Registrant may not receive back the full amount of its investment in a CLO.

The transaction documents relating to the issuance of CLO Securities may impose eligibility criteria on the assets of the CLO, restrict the ability of the CLOs investment manager to trade investments and impose certain portfolio-wide asset quality requirements. These criteria, restrictions and requirements may limit the ability of the CLOs investment manager to maximize returns on the CLO Securities. In addition, other parties involved in CLOs, such as third-party credit enhancers and investors in the rated tranches, may impose requirements that have an adverse effect on the returns of the various tranches of CLO Securities.
Furthermore, CLO Securities issuance transaction documents generally contain provisions that, in the event that certain tests are not met (generally interest coverage and over-collateralization tests at varying levels in the capital structure), proceeds that would otherwise be distributed to holders of a junior tranche must be diverted to pay down the senior tranches until such tests are satisfied. Failure (or increased likelihood of failure) of a CLO to make timely payments on a particular tranche will have an adverse effect on the liquidity and market value of such tranche.

Payments to holders of CLO Securities may be subject to deferral. If cash flows generated by the underlying assets are insufficient to make all current and, if applicable, deferred payments on CLO Securities, no other assets will be available for payment of the deficiency and, following realization of the underlying assets, the obligations of the borrower of the related CLO Securities to pay such deficiency will be extinguished.

The market value of CLO Securities may be affected by, among other things, changes in the market value of the underlying assets held by the CLO, changes in the distributions on the underlying assets, defaults and recoveries on the underlying assets, capital gains and losses on the underlying assets, prepayments on underlying assets and the availability, prices and interest rate of underlying assets. Furthermore, the leveraged nature of each subordinated class may magnify the adverse impact on such class of changes in the value of the assets, changes in the distributions on the assets, defaults and recoveries on the assets, capital gains and losses on the assets, prepayment on assets and availability, price and interest rates of assets. Finally, CLO Securities are limited recourse and may not be paid in full and may be subject to up to 100% loss.

Below Investment Grade Rating Risk. Debt instruments that are rated below investment grade are often referred to as high yield securities or junk bonds. Below investment grade instruments are rated Ba1 or lower by Moodys, BB+ or lower by S&P or BB+ or lower by Fitch or, if unrated, are judged by Ares Capital Management II LLC (the Adviser) to be of comparable credit quality. While generally providing greater income and opportunity for gain, below investment grade debt instruments may be subject to greater risks than securities or instruments that have higher credit ratings, including a higher risk of default. The credit rating of an instrument that is rated below investment grade does not necessarily address its market value risk, and ratings may from time to time change, positively or negatively, to reflect developments regarding the borrowers financial condition. Below investment grade instruments often are considered to be speculative with respect to the capacity of the borrower to timely repay principal and pay interest or dividends in accordance with the terms of the obligation and may have more credit risk than higher rated securities. Lower grade securities and similar debt instruments may be particularly susceptible to economic downturns. It is likely that a prolonged or deepening economic recession could adversely affect the ability of some borrowers issuing such debt instruments to repay principal and pay interest on the instrument, increase the incidence of default and severely disrupt the market value of the securities and similar debt instruments.

The secondary market for below investment grade instruments may be less liquid than that for higher rated instruments. Because unrated securities may not have an active trading market or may be difficult to value, the Registrant might have difficulty selling them promptly at an acceptable price. To the extent that the Registrant invests in unrated securities, the Registrants ability to achieve its investment objectives will be more dependent on the Advisers credit analysis than would be the case when the Registrant invests in rated securities.

Under normal market conditions, the Registrant will invest in debt instruments rated in the lower rating categories (Caa1 or lower by Moodys, CCC+ or lower by S&P or CCC+ or lower by Fitch) or unrated and of comparable quality. For these securities, the risks associated with below investment grade instruments are more pronounced. The Registrant may incur additional expenses to the extent it is required to seek recovery upon a default in the payment of principal or interest on its portfolio holdings. In any reorganization or liquidation proceeding relating to an investment, the Registrant may lose its entire investment or may be required to accept cash or securities with a value substantially less than its original investment.